

10013107

AMERICAN DEBTWORKS, INC.
One Linden Court
Box 187
Sciota, PA 18354
1-570-801-7800

July 11, 2010

Mr. Shehzad Niazi
Office of Small Business Policy
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Amendment to Form 1-A /A

Dear Mr. Neosi:

Pursuant to Rule 252 (g) (2), any offering statement containing the following notation can be qualified only by order of the Commission, unless such notation is removed prior to the Commission action as described in Rule 252 (g) (3) of this section.

The Issuer hereby notifies the Commission tnat it amends its filing June 28, 2010 to include the following notation:

"This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

The Issuer hereby authorizes this amendment to become an integral part of the Offering Statement as of July 11, 2010. Furthermore, the Issuer has duly caused this amendment to its Offering Statement, dated June 28, 2010 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sciota, State of Pennsylvania on July 11, 2010.

(Issuer) AMERICAN DEBTWORKS, INC.

By (Signature and Title)

[signature] PRESIDENT (Date) July11, 2010

This amendment to the Offering Statement dated June 28, 2010 has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature] CHIEF EXECUTIVE OFFICER

(Date) July 11, 2010

Directors:

Maurice Leonardo

Llewellyn Parks

Anne Petrocci